Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

Supplemental Q&A for Customers, Brokers, Providers

General

Q. Will there be any immediate impact to the member medical or pharmacy benefits, provider policies, payment guidelines, service?

A. Nothing is changing as a result of the announcement of the transaction. The transaction is expected to close in the second half of 2018 following regulatory and other required approvals. Until then, it is business as usual, and both Aetna and CVS Health will continue to operate in every respect as separate companies.

Broker

Q. How does the announcement affect Aetna’s work with brokers? Is Aetna committed to doing business with brokers?

A. Aetna remains committed to working with brokers and consultants to serve the needs of our plan sponsors and their members.

Q. Will my contract and commissions change as a result of the transaction?

A. Nothing is changing as a result of the announcement of the transaction. The transaction is expected to close in the second half of 2018 following regulatory and other required approvals. Until then, it is business as usual, and both Aetna and CVS Health will continue to operate in every respect as separate companies.

Q. How will this impact my book of business and commissions?

A. Nothing is changing as a result of the announcement of the transaction. The transaction is expected to close in the second half of 2018 following regulatory and other required approvals. Until then, it is business as usual, and both Aetna and CVS Health will continue to operate in every respect as separate companies.

Q. How will this impact the members and plan sponsors on my book of business?

A. This transaction will have no immediate impact on the plans or service we provide. We remain as committed as ever to delivering low cost, high quality health care plans and improving the overall experience for our members. Our combination will result in a better health care experience and reduced costs for employers and their employees.

Q. How will the health hubs work?

A. We will use CVS Health’s 9,700 retail locations to establish entirely new community health hubs dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and health care benefits. This personalized health care experience will be delivered by connecting Aetna’s extensive network of providers with greater consumer access through CVS Health. A significant percentage of our national accounts already have their pharmacy benefits with CVS Health, and many already have MinuteClinics in their locations. We will transform many of these on-site clinics into full-service health hubs over time in collaboration with plan sponsors, physician groups and hospital networks. Making health care more convenient will translate to greater wellness for consumers and improved productivity for employers. Everyone will have access to the health hubs and their core services.

Q. Will this cause disruption and confusion in the Medicare market?

A. We believe the combination of Aetna’s leading Medicare Advantage assets with CVS Health’s Medicare Part D excellence will drive higher quality, lower costs and a better, more convenient experience for seniors.

Aetna Brand Name

Q. Will Aetna change its name to CVS?

A. CVS Health has committed to maintaining “Aetna” as the primary brand for the insurance business of CVS Health for at least five years after the transaction closes, in recognition of the exceptional value we provide to the people we serve.

Q. After the transaction closes, what name will we sell health plans under in the states?

A. Between now and closing, Aetna and CVS Health will be developing integration plans to address how the combined company will operate after close, and the process for integrating the two companies. No decisions regarding the combined company have been made at this time, however, CVS Health has committed to maintaining “Aetna” as the primary brand for the insurance business of CVS Health for at least five years after the transaction closes.

Provider

Q. Could there be any RX savings opportunity in 2019?

A. It is too early in the transaction to answer this question, but we believe that the integration of CVS Health’s pharmacy services and Aetna’s clinical data, analytics and care management capabilities will improve medication adherence and care plan compliance while uncovering new ways to impact our members’ health. The average price of prescriptions has increased more than 200 percent over the last eight years. Together, our solutions will help offset the rising cost of prescription drugs.

Q. I am concerned that reimbursement at MinuteClinics will undermine reimbursement of primary care doctors. Will you direct members to use MinuteClinics rather than their primary care doctors?

A. Primary care remains essential to helping our members achieve their health goals. We will continue to offer our members an extensive network of providers. We also know that there is an opportunity to meet members where they are in their neighborhoods and communities to proactively assist them and provide alternatives for care when their doctor’s office is closed.

CVS Health and Aetna are committed to utilizing CVS retail locations as community health hubs for Aetna members and other consumers. These hubs will provide an entirely new health care solution dedicated to improving consumer wellbeing and answering questions about health, prescription drugs and health care benefits. These health hubs will complement our network and offer members greater access. We believe Aetna’s presence in retail stores will allow us to develop trusted relationships with consumers in their local communities, helping us retain and grow membership.

Pharmacy Network / Prescription Coverage

Q. Will Aetna’s pharmacy coverage policies change as a result of the CVS Health transaction?

A. Nothing is changing to Aetna’s pharmacy plans or coverage policies at this time as a result of the announcement of the proposed transaction.

Q. Will Aetna members be required to use CVS for prescriptions in 2018?

A. Nothing is changing to a member’s pharmacy coverage or network at this time as a result of the announcement of the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.